UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                         Republic Companies Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    760349100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Leora Pratt Levin
                                Delek Group Ltd.
                              7 Giborei Israel St.
                        P.O.B. 8464, New Industrial Park
                          Natanya (South) 42504, Israel
--------------------------------------------------------------------------------
                                  972-9-8638444
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                               Michael Groll, Esq.
                             John M. Schwolsky, Esq.
                       LeBoeuf, Lamb, Greene & MacRae LLP
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-8000

                                 August 4, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760349100               Schedule 13D                      Page 2 of 12

--------------------------------------------------------------------------------
1.  Name of Reporting Person:    I.R.S. Identification Nos. of above person
    Delek Group Ltd.             (entities only):
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)     [ ]
         (b)     [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only:
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):
    Not applicable.  See Item 3.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:
    Israel
--------------------------------------------------------------------------------
  Number of     7.   Sole Voting Power:
    Shares           0
 Beneficially   ----------------------------------------------------------------
Owned by Each   8.   Shared Voting Power:
  Reporting          5,031,450 (1)
 Person With    ----------------------------------------------------------------
                9.   Sole Dispositive Power:
                     0
                ----------------------------------------------------------------
                10.  Shared Dispositive Power:
                     6,302,195 (1)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    6,302,195 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): 44.7% (2)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    CO
--------------------------------------------------------------------------------

(1) 6,302,195 shares of Republic Companies Group, Inc. common stock are subject to a Stockholders Agreement entered into between Arrow Capital US Inc. and certain stockholders of Republic Companies Group, Inc. (discussed in Items 3, 4 and 5 below). Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of entering into such Stockholders Agreement. 1,270,745 of such shares are subject to a voting trust agreement between one of the stockholders and the voting trustee thereunder. The obligations of that stockholder under the Stockholders Agreement with respect to the voting of its shares do not apply to the shares that are subject to the voting trust agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on (a) 6,302,195 shares of Republic Companies Group, Inc. common stock subject to the Stockholders Agreement (discussed in Items 3, 4 and 5 below), as represented by the stockholders in the Stockholders Agreement and (b) 14,099,390 shares of Republic Companies Group, Inc. common stock issued and outstanding as of July 31, 2006, as represented by Republic Companies Group, Inc. in the Merger Agreement (discussed in Item 3 and 4 below).

CUSIP No. 760349100               Schedule 13D                      Page 3 of 12

--------------------------------------------------------------------------------
1.  Name of Reporting Person:               I.R.S. Identification Nos. of above
    Delek Investments & Properties, Ltd.    person (entities only):
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)     [ ]
    (b)     [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only:
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):
    Not applicable.  See Item 3.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:
    Israel
-------- -----------------------------------------------------------------------
  Number of     7.   Sole Voting Power:
    Shares           0
 Beneficially   ----------------------------------------------------------------
Owned by Each   8.   Shared Voting Power:
  Reporting          5,031,450 (1)
 Person With    ----------------------------------------------------------------
                9.   Sole Dispositive Power:
                     0
                ----------------------------------------------------------------
                10.  Shared Dispositive Power:
                     6,302,195 (1)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    6,302,195 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): 44.7% (2)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    CO
--------------------------------------------------------------------------------

(1) 6,302,195 shares of Republic Companies Group, Inc. common stock are subject to a Stockholders Agreement entered into between Arrow Capital US Inc. and certain stockholders of Republic Companies Group, Inc. (discussed in Items 3, 4 and 5 below). Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of entering into such Stockholders Agreement. 1,270,745 of such shares are subject to a voting trust agreement between one of the stockholders and the voting trustee thereunder. The obligations of that stockholder under the Stockholders Agreement with respect to the voting of its shares do not apply to the shares that are subject to the voting trust agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on (a) 6,302,195 shares of Republic Companies Group, Inc. common stock subject to the Stockholders Agreement (discussed in Items 3, 4 and 5 below), as represented by the stockholders in the Stockholders Agreement and (b) 14,099,390 shares of Republic Companies Group, Inc. common stock issued and outstanding as of July 31, 2006, as represented by Republic Companies Group, Inc. in the Merger Agreement (discussed in Item 3 and 4 below).

CUSIP No. 760349100               Schedule 13D                      Page 4 of 12

--------------------------------------------------------------------------------
1.  Name of Reporting Person:         I.R.S. Identification Nos. of above person
    Delek Capital Ltd.               (entities only):
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)     [ ]
         (b)     [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only:
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):
    Not applicable.  See Item 3.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:
    Israel
--------------------------------------------------------------------------------
  Number of     7.   Sole Voting Power:
    Shares           0
 Beneficially   ----------------------------------------------------------------
Owned by Each   8.   Shared Voting Power:
  Reporting          5,031,450 (1)
 Person With    ----------------------------------------------------------------
                9.   Sole Dispositive Power:
                     0
                ----------------------------------------------------------------
                10.  Shared Dispositive Power:
                     6,302,195 (1)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    6,302,195 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): 44.7% (2)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    CO
--------------------------------------------------------------------------------

(1) 6,302,195 shares of Republic Companies Group, Inc. common stock are subject to a Stockholders Agreement entered into between Arrow Capital US Inc. and certain stockholders of Republic Companies Group, Inc. (discussed in Items 3, 4 and 5 below). Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of entering into such Stockholders Agreement. 1,270,745 of such shares are subject to a voting trust agreement between one of the stockholders and the voting trustee thereunder. The obligations of that stockholder under the Stockholders Agreement with respect to the voting of its shares do not apply to the shares that are subject to the voting trust agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on (a) 6,302,195 shares of Republic Companies Group, Inc. common stock subject to the Stockholders Agreement (discussed in Items 3, 4 and 5 below), as represented by the stockholders in the Stockholders Agreement and (b) 14,099,390 shares of Republic Companies Group, Inc. common stock issued and outstanding as of July 31, 2006, as represented by Republic Companies Group, Inc. in the Merger Agreement (discussed in Item 3 and 4 below).

CUSIP No. 760349100               Schedule 13D                      Page 5 of 12

--------------------------------------------------------------------------------
1.  Name of Reporting Person:         I.R.S. Identification Nos. of above person
    Arrow Capital US Inc.             (entities only):
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)     [ ]
         (b)     [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only:
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):
    Not applicable.  See Item 3.
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:
    Delaware
--------------------------------------------------------------------------------
  Number of     7.   Sole Voting Power:
    Shares           0
 Beneficially   ----------------------------------------------------------------
Owned by Each   8.   Shared Voting Power:
  Reporting          5,031,450 (1)
 Person With    ----------------------------------------------------------------
                9.   Sole Dispositive Power:
                     0
                ----------------------------------------------------------------
                10.  Shared Dispositive Power:
                     6,302,195 (1)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    6,302,195 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11): 44.7% (2)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    CO
--------------------------------------------------------------------------------

(1) 6,302,195 shares of Republic Companies Group, Inc. common stock are subject to a Stockholders Agreement entered into between Arrow Capital US Inc. and certain stockholders of Republic Companies Group, Inc. (discussed in Items 3, 4 and 5 below). Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of entering into such Stockholders Agreement. 1,270,745 of such shares are subject to a voting trust agreement between one of the stockholders and the voting trustee thereunder. The obligations of that stockholder under the Stockholders Agreement with respect to the voting of its shares do not apply to the shares that are subject to the voting trust agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on (a) 6,302,195 shares of Republic Companies Group, Inc. common stock subject to the Stockholders Agreement (discussed in Items 3, 4 and 5 below), as represented by the stockholders in the Stockholders Agreement and (b) 14,099,390 shares of Republic Companies Group, Inc. common stock issued and outstanding as of July 31, 2006, as represented by Republic Companies Group, Inc. in the Merger Agreement (discussed in Item 3 and 4 below).

CUSIP No. 760349100               Schedule 13D                      Page 6 of 12


Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is Common Stock, par value $0.01 per share (the "Common Stock"), of Republic Companies Group, Inc. ("Republic").

     Republic is a Delaware corporation with its principal executive offices at 222 Delaware Avenue, Suite 900, Wilmington, Delaware.

Item 2. Identity and Background

     (a), (b), (c) This Schedule 13D is being filed by Delek Group Ltd., a corporation organized under the laws of Israel ("Delek Group"); Delek Investments & Properties, Ltd., a corporation organized under the laws of Israel ("Delek Investments") and a direct wholly-owned subsidiary of Delek Group; Delek Capital Ltd., a corporation organized under the laws of Israel ("Delek Capital") and a direct majority-owned subsidiary of Delek Investments; and Arrow Capital US Inc., a Delaware corporation ("Arrow Capital") and a direct wholly-owned subsidiary of Delek Capital. The principal executive offices of Delek Group, Delek Investments, Delek Capital and Arrow Capital are located at 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South), Israel. Delek Group is a holding and management company with Delek Investments being one of the three principal subsidiaries in which the business activities of Delek Group are concentrated. Delek Investments is a holding and management company whose subsidiaries have operations in (i) the automotive sector, (ii) oil and gas exploration and production in Israel, (iii) infrastructure projects, (iv) the biochemical industry, (v) telecommunications and (vi) insurance. Information regarding the directors and executive officers of Delek Group, Delek Investments, Delek Capital and Arrow Capital is set forth on Schedule I attached hereto, which schedule is incorporated by reference herein.

     (d), (e) During the last five years, neither Delek Group, Delek Investments, Delek Capital, Arrow Capital nor, to the best knowledge of Delek Group, Delek Investments, Delek Capital and Arrow Capital, any person named in
Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Beneficial ownership of the shares of Common Stock that are the subject of this Schedule 13D may be deemed to have been acquired through the execution of the Stockholders Agreement dated as of August 4, 2006 (the "Stockholders Agreement"), among Arrow Capital, and each of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executive), L.P., Greenhill Capital, L.P., Brazos Equity Fund 2000, L.P. and Banc of America Capital Investors SBIC, L.P. (each a "Stockholder" and collectively, the "Stockholders").

     The Stockholders Agreement was entered into to induce Arrow Capital and Arrow Subsidiary Corporation, a Delaware corporation ("Merger Sub") and a direct wholly-owned subsidiary of Arrow Capital, to enter into an Agreement and Plan of Merger dated as of August 4, 2006 (the "Merger Agreement"), among, Arrow Capital, Merger Sub, Delek Group and Republic. Under the terms of the Merger Agreement, Merger Sub will be merged with and into Republic (the "Merger"). The descriptions of the Merger Agreement and Stockholders Agreement are qualified in their entirety by reference to such agreements, which are listed as Exhibits hereto, have been previously filed and are incorporated by reference herein.

     Arrow Capital did not purchase any shares of Common Stock pursuant to the Stockholders Agreement and did not pay any additional consideration in connection with the execution and delivery of the Stockholders Agreement.

Item 4. Purpose of Transaction

     On August 4, 2006, Arrow Capital, Merger Sub, Delek Group and Republic entered into the Merger Agreement, a copy of which is listed as an exhibit hereto, which has been previously filed and is incorporated herein by reference. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Republic, with Republic to be the surviving corporation and a wholly-owned subsidiary of Arrow Capital following the Merger. Under the terms of the Merger Agreement, each issued and outstanding share of Republic Common Stock will be cancelled and extinguished and be converted

CUSIP No. 760349100               Schedule 13D                      Page 7 of 12


into the right to receive $20.40 in cash payable to the holder thereof, without interest, upon surrender of the certificate representing such Common Stock. Additionally, upon the Merger, each share of Republic Common Stock held in the treasury of Republic or owned by any direct or indirect subsidiary of Republic will be canceled and extinguished with no payment or other consideration being made with respect thereto. Further, except as otherwise provided in the Merger Agreement, each Outstanding Option (as defined in Section 2.4 of the Merger Agreement), issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the product of the number of shares of Republic's common stock that would have been acquired upon the exercise of the Outstanding Option immediately prior to the effective time of the Merger multiplied by the excess of $20.40 over the exercise price per share of Republic common stock subject to such Outstanding Option. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). The consummation of the Merger is subject to closing conditions, including approval by the affirmative vote of a majority of the outstanding shares of Common Stock of Republic, receipt of requisite regulatory approvals and other customary closing conditions.

     In connection with the execution of the Merger Agreement, the Stockholders and Arrow Capital entered into the Stockholders Agreement with respect to an aggregate of 6,302,195 shares of Common Stock (the "Shares").

     Under the Stockholders Agreement, from the period commencing on August 4, 2006 until the earlier of (i) the date the Merger Agreement is terminated in accordance with its terms or (ii) the Effective Time (the "Termination Date"), each Stockholder agrees to vote, or cause to be voted, all of the Shares that such Stockholder has the power to vote at any meeting of the stockholders of Republic or any adjournment thereof, and in any action by written consent of the stockholders of Republic, in each case to the extent that such matter is presented for stockholder approval: (i) in favor of the Merger and the adoption of the Merger Agreement by Republic and in favor of the other transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement) submitted for approval to the stockholders of Republic or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Republic under the Merger Agreement or which would result in any of the conditions to Republic's or Arrow Capital's obligations under the Merger Agreement not being fulfilled and (iii) in favor of any other matter relating to and necessary for the consummation of the transactions contemplated by the Merger Agreement. The voting obligations of one of the Stockholders, Banc of America Capital Investors SBIC, L.P. ("BACI"), under the Stockholders Agreement do not extend to the 1,270,745 shares of Common Stock deposited by BACI into a voting trust under a Voting Trust Agreement, dated August 8, 2005 (the "Voting Trust Agreement"), among BACI, Wells Fargo Bank, N.A., as voting trustee (the "Voting Trustee"), and Republic. Under the Voting Trust Agreement, BACI has the power to dispose or direct the dispostion of the shares deposited in the voting trust and the right to receive all dividends paid on such shares, but does not have the right to vote such shares. Generally, the Voting Trustee must vote such shares in proportion to, or with the majority of, the non-BACI votes cast or abstained from voting on any matters submitted for a vote of the stockholders of Republic. In connecton with the Merger, the Voting Trustee will be required to vote the shares of Common Stock subject to the voting trust on a pro rata basis proportionate to all other votes actually cast (excluding votes cast by BACI with respect to the shares of Common Stock held by it outside of the voting trust). Under the Stockholders Agreement, each Stockholder also agreed to deliver to Arrow Capital an irrevocable proxy (until the Termination Date) to vote such shares of Common Stock that such stockholder has the power to vote as provided in the Stockholders Agreement.

     Under the Stockholders Agreement, each Stockholder agrees that, from the period commencing on August 4, 2006 until the Termination Date, neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries will, and that it will cause its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, any Acquisition Proposal, (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, or (iii) approve, adopt or recommend, or propose to approve, adopt or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, reinsurance agreement, option agreement or other agreement related to any Acquisition Proposal or propose or agree to do any of the foregoing.

     Under the Stockholders Agreement, each Stockholder agrees that, from the period commencing on August 4, 2006 until the Termination Date, it will not directly or indirectly, (i) sell, assign, pledge, encumber, transfer, lend or otherwise voluntarily dispose of (including by gift) any or all of its Shares or any interest in such Shares, except pursuant to the Merger Agreement,

CUSIP No. 760349100               Schedule 13D                      Page 8 of 12


(ii) deposit any of its Shares or any interest in such Shares into a voting trust or enter into a voting agreement or arrangement with respect to any Shares or grant any proxy with respect thereto (other than as contemplated hereunder), or (iii) enter into any contract, commitment, option or other arrangement or undertaking (other than the Merger Agreement) with respect to the direct or indirect acquisition or sale, assignment, pledge, encumbrance, transfer or other disposition of any Shares.

Item 5. Interest in Securities of the Issuer

     Pursuant to the Stockholders Agreement summarized in pertinent part above, each Stockholder has authorized and empowered Arrow Capital, at any time prior to the Termination Date, to act as each Stockholder's attorney and proxy to vote all of the Shares that the Stockholder has the power to vote at any meeting of the Stockholders of Republic or any adjournment thereof, and in any action by written consent of the Stockholders of Republic, (i) in favor of the Merger and the adoption of the Merger Agreement by Republic and in favor of the other transactions contemplated by the Merger Agreement, (ii) against any merger, consolidation, sale of assets, recapitalization or other business combination involving Republic (other than the Merger) and (iii) in favor of any other matter relating to and necessary for the consummation of the transactions contemplated by the Merger Agreement. Further, under the Stockholders Agreement, the Stockholders have agreed not to transfer their Shares without the consent of Arrow Capital. As a result, Arrow Capital may be deemed to have shared dispositive power with respect to all of the shares of Common Stock covered by the Stockholders Agreement and shared voting power with respect to all of the shares of Common Stock covered by the Stockholders Agreement other than the 1,270,745 shares of Common Stock that are subject to the Voting Trust Agreement.

     The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by each of Arrow Capital, Delek Group, Delek Investments and Delek Capital constitutes approximately 44.7% of the issued and outstanding shares of Common Stock, based on (a) 6,302,195 shares of Common Stock subject to the Stockholders Agreement, as represented by the Stockholders in the Stockholders Agreement and (b) 14,099,390 shares of Common Stock issued and outstanding as of July 31, 2006, as represented by Republic in the Merger Agreement.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Delek Group, Delek Investments, Delek Capital or Arrow Capital that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days either by Delek Group, Delek Investments, Delek Capital or Arrow Capital, or to the knowledge of Delek Group, Delek Investments, Delek Capital and Arrow Capital, by any person listed on Schedule I hereto.

     No other person is known by Delek Group, Delek Investments, Delek Capital or Arrow Capital to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described in Items 3, 4 and 5 and the agreements incorporated by reference herein and set forth as exhibits hereto, to the knowledge of Delek Group, Delek Investments, Delek Capital and Arrow Capital, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of Republic, including, but not limited to, transfer or voting of any of the securities of Republic, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 760349100               Schedule 13D                      Page 9 of 12


Item 7. Material to Be Filed as Exhibits

 Exhibit No.                             Description
-------------- -----------------------------------------------------------------

      1 Agreement and Plan of Merger, dated as of August 4, 2006, among Arrow Capital US Inc., Arrow Subsidiary Corporation, Delek Group Ltd. (only for purposes of Section 8.8 thereof) and Republic Companies Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Republic Companies Group, Inc. on August 4, 2006)

      2 Stockholders Agreement, dated as of August 4, 2006, among Arrow Capital US Inc., and each of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executive), L.P. Greenhill Capital, L.P., Brazos Equity Fund 2000, L.P. and Banc of America Capital Investors SBIC, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Republic Companies Group, Inc. on August 4, 2006)

CUSIP No. 760349100               Schedule 13D                     Page 10 of 12


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  DELEK GROUP LTD.

Date:  August 14, 2006            By:  /s/ Asaf Bartfeld
                                       ---------------------
                                       Name:  Asaf Bartfeld
                                       Title: President and
                                              Chief Executive Officer

                                  DELEK INVESTMENTS & PROPERTIES, LTD.

Date:  August 14, 2006            By:  /s/ Asaf Bartfeld
                                       ---------------------
                                       Name:  Asaf Bartfeld
                                       Title: President, Chief Executive Officer
                                              and Director

                                  DELEK CAPITAL LTD.

Date:  August 14, 2006            By:  /s/ Danny Guttman
                                       ---------------------
                                       Name:  Danny Guttman
                                       Title: President, Chief Executive Officer
                                              and Director

                                  ARROW CAPITAL US INC.

Date:  August 14, 2006            By:  /s/ Danny Guttman
                                       ---------------------
                                       Name:  Danny Guttman
                                       Title: President, Chief Executive Officer
                                              and Director

CUSIP No. 760349100               Schedule 13D                     Page 11 of 12


                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
             DELEK GROUP LTD., DELEK INVESTMENTS & PROPERTIES, LTD.,
                  DELEK CAPITAL LTD. AND ARROW CAPITAL US INC.

     The directors and executive officers of Delek Group, Delek Investments, Delek Capital and Arrow Capital are set forth below. Arrow Capital is a subsidiary of, and is controlled by, Delek Capital. Delek Capital is a subsidiary of, and is controlled by, Delek Investments. Delek Investments is a subsidiary of, and is controlled by, Delek Group. The business address of each individual listed below is 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South), Israel. Each of the individuals listed below is a citizen of Israel. Mr. Guttman is also a citizen of Sweden.

Directors and executive officers of Delek Group:

Asaf Bartfeld                   President and Chief Executive Officer
Michael Grinberg                Controller
Yaakov Friedgoot                General Counsel
Gabriel Last                    Chairman of the Board of Directors
Elad Sharon                     Director
Mazal Brunshtain                Director
Beni Davidaei                   Director
Avi Arel                        Director
Prof. Ben-Zion Zilberpery       Director
Moshe Amit                      Director
Prof. Gavriela Shaley           Director


Directors and executive officers of Delek Investments:

Asaf Bartfeld                   President, Chief Executive Officer
                                and Director
Irit Shadar Tobias              Legal Counsel and Secretary
Michael Grinberg                Controller
Gabriel Last                    Chairman of the Board of Directors
Roni Alroei                     Director
Yaakov Friedgoot                Director


Directors and executive officers of Delek Capital:

Danny Guttman                   President, Chief Executive Officer and Director
Irit Shadar Tobias              Legal Counsel and Secretary
Asaf Bartfeld                   Chairman of the Board of Directors
Gabriel Last                    Director


Directors and executive officers of Arrow Capital:

Danny Guttman                 President, Chief Executive Officer and Director
Leora Pratt Levin             Secretary and Director
Asaf Bartfeld                 Chairman of the Board of Directors

CUSIP No. 760349100               Schedule 13D                     Page 12 of 12


                                  Exhibit Index


 Exhibit No.                             Description
-------------- -----------------------------------------------------------------
      1 Agreement and Plan of Merger, dated as of August 4, 2006, among Arrow Capital US Inc., Arrow Subsidiary Corporation, Delek Group Ltd. (only for purposes of Section 8.8 thereof) and Republic Companies Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Republic Companies Group, Inc. on August 4, 2006)

      2 Stockholders Agreement, dated as of August 4, 2006, among Arrow Capital US Inc., and each of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executive), L.P. Greenhill Capital, L.P., Brazos Equity Fund 2000, L.P. and Banc of America Capital Investors SBIC, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Republic Companies Group, Inc. on August 4, 2006)